-FOR IMMEDIATE RELEASE-

            GALIL MEDICAL , AN ELRON GROUP COMPANY, SIGNS DEFINITIVE
              AGREEMENTS TO SELL INTEREST IN ONCURA AND TO ACQUIRE
                  ONCURA'S UROLOGY RELATED CRYOTHERAPY BUSINESS

TEL AVIV,  NOVEMBER 27, 2006 - ELRON ELECTRONIC  INDUSTRIES LTD. (TASE & NASDAQ:
ELRN), announced today that further to its announcement on November 22, 2006, Galil Medical Ltd., an Elron group company, has signed definitive agreements for the sale of its 25% interest in Oncura, Inc. to Oncura's 75% shareholder, GE Champion Services and the acquisition of Oncura's urology related cryotherapy business from Oncura. The completion of the transaction is subject to certain closing conditions and there is no assurance that the transaction will be completed.

ELRON ELECTRONIC INDUSTRIES LTD. (TASE & NASDAQ: ELRN), A MEMBER OF THE IDB HOLDING GROUP, IS A LEADING ISRAEL-BASED TECHNOLOGY HOLDING COMPANY DIRECTLY INVOLVED IN THE LONG-TERM PERFORMANCE OF ITS GROUP COMPANIES. ELRON IDENTIFIES POTENTIAL TECHNOLOGIES, CREATES STRATEGIC PARTNERSHIPS, SECURES FINANCING, AND RECRUITS HIGHLY QUALIFIED MANAGEMENT TEAMS. ELRON'S GROUP COMPANIES CURRENTLY COMPRISE A DIVERSE RANGE OF PUBLICLY-TRADED AND PRIVATELY HELD COMPANIES PRIMARILY IN THE FIELDS OF MEDICAL DEVICES, INFORMATION & COMMUNICATIONS TECHNOLOGY, CLEAN TECHNOLOGY AND SEMICONDUCTORS. FOR FURTHER INFORMATION, PLEASE VISIT WWW.ELRON.COM

COMPANY CONTACT:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

 (Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).